UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-47639

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Leaders Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26 W. Dry Creek Circle, Suite 800
(No. and Street)

Littleton	CO	80120
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Wickersham	303-797-9080	sean@leadersgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd Suite 700	Denver	CO	80137
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean D. Wickersham_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Leaders Group, Inc._____, as of 12/31_____, 2 024____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTINA M. PARKER
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50099973
My Commission Expires 2/29/20_29_

Christina M Parker
Notary Public

Signature: _____

Title:
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THE LEADERS GROUP, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

The Leaders Group, Inc.



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
The Leaders Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Leaders Group, Inc. (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as The Leaders Group, Inc.'s auditor since 2014.

Denver, Colorado
February 17, 2025

STATEMENT OF FINANCIAL CONDITION

		December 31, 2024
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	9,892,005
Clearing deposit		50,000
Commissions receivables (net of $113,799 allowance for doubtful accounts)		4,087,972
Prepaid expenses and other assets		1,136,865
Total current assets	$	15,166,842
PROPERTY AND EQUIPMENT		
Furniture, fixtures and other	$	101,436
Accumulated depreciation	$	(34,040)
	$	67,396
OTHER ASSETS		
Deposits and other assets	$	74,115
Total other assets	$	141,511
Total assets	$	15,308,353
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$	3,644,006
Commission payable		4,879,890
Other current liabilities		637,996
Deferred revenue		643,663
Total current liabilities		9,805,555
STOCKHOLDER'S EQUITY		
Common stock, $.1 par value; 20,000 shares authorized;		
10,250 shares issues and outstanding		1,025
Additional paid-in capital		12,975
Retained earnings		5,488,798
Total Stockholder's Equity		5,502,798
Total Liabilities and Stockholder's Equity	$	15,308,353

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Leaders Group, Inc. ("TLG" or the "Company") was incorporated under the laws of the State of Delaware in 1994. TLG was formed to provide turn-key broker-dealer and back-office support for financial services professionals.

On August 1, 2023 Simplicity Financial Marketing Holdings, Inc. purchased 100% of the Company's stock.

In accordance with regulations under the Securities Exchange Act of 1934, TLG is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is engaged in a single line of business as a securities broker-dealer, comprising of agency transactions. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.   *Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all cash and demand deposits to be cash and cash equivalents.

2.   *Property and Equipment*

Property and equipment are stated at cost and acquisitions are capitalized if the purchase price exceeds the Company's capitalization threshold of $5,000. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful service lives. For leasehold improvements, amortization is provided over the lesser of the useful service life of the asset or the term of the lease.

A summary of the investment in property and equipment as of December 31, 2024, net of accumulated depreciation, is as follows:

	2024
Furniture and Fixtures	$ 44,310
Leasehold Improvements	8,278
Computer Equipment	1,398
System Development	13,410
	$ 67,396

Depreciation expense charged to operations for the year ended December 31, 2024, was $9,540.

Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

3.   Security Transactions and Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if the trades had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are reported on a settlement date basis with regulated compensation income and expenses reported on a trade date basis.

The Company accounts for revenue earned from contracts with customers under Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)."

Revenue from contracts with customers primarily includes income from sale of insurance-based products, investment company securities, and being an introducing Broker Dealer with National Financial for general securities. The recognition and measurement of revenue is based on the commission rate on individual products and securities, the transaction date and the date commissions are paid to the firm by the product sponsor. Significant judgment is required during the revenue recognition process to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

4.   Commission, Commission Receivable and Commission Expense

Commissions and related clearing expenses are recorded on a trade-date basis. As such, the Company records commission revenue and expense on an accrual basis. As of December 31, 2024, the allowance for credit losses was $113,799.

5.   Advertising

The Company expenses the cost of advertising and marketing when the advertising takes place or materials are produced. Advertising and marketing expense for the year ended December 31, 2024, was $39,320, included in general and administrative expenses.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

6.   Income Taxes

Income taxes are accounted for using the asset and liabilities method. Deferred tax assets and liabilities, if material, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis, and any operating loss and tax carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period that includes the enactment date.

The Company is no longer subject to tax examinations by federal and various state agencies for the years prior to 2021.

GAAP requires an entity to disclose any material uncertain tax positions that management believes do not meet a "more-likely-than-not" standard of being sustained under an income tax audit, and to record a liability for any such taxes including penalty and interest. Management of the Company has not identified any uncertain tax positions that require the recording of a liability or further disclosure.

7.   Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, commission receivables, clearing deposit, prepaid expense, accounts payable, commission payable and accrued liabilities, approximate fair value due to the short-term nature of these instruments.

8.   Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America involves the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. These estimates are based upon management's best judgment, after considering past and current events and assumptions about future events. Actual results could differ from those estimates.

9   Leases

The Company was a lessee in a noncancelable operating lease until September 2024. The Company signed a short-term lease through March 2025, and will not renew the lease. All the Company's employees are remote. At December 2024 there is no longer a right-of-use ("ROU") or corresponding lease liability in the statement of financial condition.

The lease expense for the ROU asset through September 2024 was recognized on a straight-line basis over the lease term. The incremental borrowing rate used was the Treasury Bill Rate approximating the term of the operating lease.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

NOTE B – SEGMENT REPORTING

The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note E), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE C – COMMITMENTS AND CONTINGENCIES

Lease

The Company's operating lease for office space ended in September 2024. The Company signed an agreement to extend the lease until March 2025. The extension is considered short-term and was not recorded as a Right to Use Asset. The Company utilized a discount rate of 5.38% through September 2024.

The components of lease expense for the year ended December 31, 2024, were as follows:

Operating lease costs:

Amortization of right-of-use assets	$ 186,123
Short-term lease	$ 68,466
Total operating lease costs	$ 254,589

Supplemental statement of financial condition at December 31, 2024, relating to leases were as follows:

Operating Leases:

Right-of-use assets	$ 163,207
Accumulated amortization	$(163,207)
Right-of-use, net	$0

There are no maturities of lease liabilities at December 31, 2024. The Company signed a short term lease agreement ending March 2024 and will not renew the lease.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

NOTE C – COMMITMENTS AND CONTINGENCIES – *continued*

Risk

On occasion throughout the year and at December 31, 2024, the Company's cash on deposit with its financial services provider exceeded the $250,000 per bank Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on its cash on deposit. As of December 31, 2024, total deposits of $9,363,946 are subject to loss should the bank cease operations.

Profit Sharing Plan – 401(k) Plan

The Company sponsors a 401(k) defined-contribution plan for its employees. Under this plan, participants may elect to defer a portion of their eligible annual compensation until retirement. Participant deferrals vest immediately. Amounts deferred under this plan and Company-matching contributions are invested at the direction of the participant. The Company makes matching contributions of up to 100% of the first 3% plus 50% up to the next 2% of eligible compensation, which vest 100% immediately. The Company's matching contributions were $90,946 for the year ended December 31, 2024.

Regulatory Disputes

The Company is involved in various regulatory disputes and litigation arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts may be sought by certain parties. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

NOTE D – INCOME TAXES

Deferred Income taxes arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Taxes are filed with the Parent on a consolidated basis.

The provision for federal income tax expense for the year ended December 31, 2024 is $1,639,504. The provision for state income tax expense for the year ended December 31, 2024 is $268,656.

There is no deferred income tax (liability) as of December 31, 2024.

NOTE E – NET CAPITAL REQUIREMENTS

Under SEC Rule 15c-3-1(a)(2)vi, the Company is required to maintain a minimum net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined, and shall not permit the ratio of aggregated indebtedness to net capital to exceed 15 to 1. As of December 31, 2024, the Company had net capital of $3,815,634, which was $3,154,344 in excess of the required net capital requirement of $661,290. The Company's aggregate indebtedness to net capital ratio was 256.98 as of December 31, 2024.

NOTE F – CHANGE IN OWNERSHIP

Simplicity Financial Marketing Holdings, Inc. purchased 100% of the stock on August 1, 2023. During 2024, the withdrawal request was approved by FINRA and the company distributed $5,500,00 to the Parent Company.

NOTE G – SUBSEQUENT EVENTS

The preparation of the Company's financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America, requires management of the Company to evaluate transactions and events subsequent to December 31, 2024, involving the Company. The management of the Company has evaluated the subsequent transactions and events of the Company through the date the financial statement and accompanying notes were available for issuance.